

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Adam Sachs
Chief Executive Officer
Vicarious Surgical Inc.
78 Fourth Avenue
Waltham, Massachusetts 02451

> **Re: Vicarious Surgical Inc.**
> **Registration Statement on Form S-1**
> **Filed October 15, 2021**
> **File No. 333-260281**

Dear Mr. Sachs:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Chris Edwards at 202-551-6761 with any questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Edwin C. Pease, Esq.